Scudder RREEF Real Estate Fund II, Inc.

Item 77C (a), (b), (c): Registrant incorporates by reference
Registrant's Proxy Statement dated April 26, 2004, filed on April 27, 2004 (Accession No. 0000950123-04-005190).

Item 77C (c): The Annual Meeting of Stockholders of Scudder RREEF Real Estate Fund II, Inc. (the "Fund) was held on June 4, 2004. At the Meeting, the following matter was voted upon by the stockholders (the resulting votes are presented below):

1. To elect three Class I Directors of the Fund, by holders of common stock and preferred stock voting together as a single class, to hold office for a term of three years, or until their respective successors are duly elected and qualified.

Number of Votes
				For				Withheld
Richard R. Burt		31,598,199			273,028
S. Leland Dill			31,587,033			284,194
Martin J. Gruber		31,600,321			270,906